As filed with the Securities and Exchange Commission on October 4, 2006
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

INYX, INC.
(Exact name of registrant as specified in its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-2870720 (I.R.S. Employer Identification No.)

825 Third Avenue, 40th Floor New York, New York 10022 (Address of Principal Executive Offices)

2005 EQUITY INCENTIVE PLAN (Full title of the plan)

Jack Kachkar, Chairman & CEO 825 Third Avenue, 40th Floor New York, New York 10022 (212) 838-1111 (Name, Address and Telephone Number of Agent for Service)	With a copy to: Ronald L. Brown, Esq. Andrews Kurth LLP 1717 Main Street, Ste. 3700 Dallas, Texas 75240-6657 (214) 659-4469

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(2)
Common stock, $0.001	6,000,000	$2.48	$14,880,000	$1,593

(1)
In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

(2)
Estimated pursuant to Rule 457(c) and (h) under the Securities Act, solely for the purpose of calculating the registration fee, based the upon the average of the high and low prices per share of the common stock on the NASDAQ OTCBB Market on October 2, 2006.

PART I

 INFORMATION REQUIRED IN SECTION 10(a) PROSPECTUS

Item 1.  Plan Information.

Not filed as part of this Registration Statement pursuant to Note to Part I of Form S-8.

Item 2.  Registrant Information and Employee Plan Annual Information.

Not filed as part of this Registration Statement pursuant to Note to Part I of Form S-8.

Note to Part I of Form S-8

The document(s) containing the information specified in Part I of Form S-8 will be sent or given to participants in the 2005 Equity Incentive Plan (the “Plan”) as specified by Rule 428(b)(1). Such documents need not be filed with the Securities and Exchange Commission (the “Commission”) either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Part II, Item 3 of Form S-8, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

PART II

 INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.  Incorporation of Certain Documents by Reference

The following documents previously or concurrently filed by Inyx, Inc. (the “Company”) with the Commission are hereby incorporated by reference into this Registration Statement:

(a)
The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 filed with the Commission on March 31, 2006, pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”).

(b)	All other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the fiscal year covered by the Annual Report referred to in (a) above.

All reports and other documents subsequently filed by the Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) prior to the filing of a post-effective amendment which indicates that all securities offered hereunder have been sold or which deregisters all securities then remaining unsold hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such documents.

Item 4.  Description of Securities

The following summary is qualified in its entirety by reference to the Company’s Certificate of Incorporation (“Certificate”) and its Bylaws. The Company’s authorized capital stock consists of 150,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

Common Stock

As of September 19, 2006, 53,106,650 shares of the Company’s common stock are held of record by 218 holders and approximately 1,700 beneficial holders. Each share of common stock entitles the holder of record thereof to cast one vote on all matters acted upon at the Company’s stockholder meetings. Directors are elected by a plurality vote. Because holders of common stock do not have cumulative voting rights, holders or a single holder of more than 50% of the outstanding shares of common stock present and voting at an annual meeting at which a quorum is present can elect all of the Company’s directors. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities. All of the outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued in connection with the exercise of awards under the Plan will be fully paid and non-assessable when issued.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors in its sole discretion from funds legally available there for. In the event the Company is liquidated, dissolved or wound up, holders of common stock are entitled to share ratably in the assets remaining after liabilities and all accrued and unpaid cash dividends are paid.

Preferred Stock

The Board of Directors of the Company has the authority to divide the authorized preferred stock into series, the shares of each series to have such relative rights and preferences as shall be fixed and determined by the Board of Directors. The provisions of a particular series of authorized preferred stock, as designated by the Board of Directors, may include restrictions on the payment of dividends on common stock. Such provisions may also include restrictions on the ability of the Company to purchase shares of common stock or to purchase or redeem shares of a particular series of authorized preferred stock. Depending upon the voting rights granted to any series of authorized preferred stock, issuance thereof could result in a reduction in the voting power of the holders of common stock. In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of the preferred stock will receive, in priority over the holders of common stock, a liquidation preference established by the Board of Directors, together with accumulated and unpaid dividends. Depending upon the consideration paid for authorized preferred stock, the liquidation preference of authorized preferred stock and other matters, the issuance of authorized preferred stock could result in a reduction in the assets available for distribution to the holders of common stock in the event of the liquidation of the Company.

There are no shares of preferred stock designated or issued as of the date hereof.

Certain Rights of Holders of Common Stock

The Company is a Delaware corporation organized under the Delaware General Corporation Law (“DGCL”) and is therefore governed by Delaware law. Although it is impracticable to set forth all of the material provisions of the DGCL or the Company’s Certificate and Bylaws, the following is a summary of certain significant provisions of the DGCL and/or the Company’s Certificate and Bylaws that affect the rights of securities holders.

Change of Control Related Provisions of Our Certificate and Bylaws

Special Meetings of Stockholders; Director Nominees

The Company’s Bylaws and Certificate provide that special meetings of stockholders may be called by stockholders only if the holders of at least 66-2/3% of the common stock join in such action. The Bylaws and Certificate of the Company also provide that stockholders desiring to nominate a person for election to the Board of Directors must submit their nominations to the Company at least 90 days in advance of the date on which the last annual stockholders’ meeting was held, and provide that the number of directors to be elected (within the minimum - maximum range of 3 to 21 set forth in the Certificate and Bylaws of the Company) shall be determined by the Board of Directors or by the holders of at least 66-2/3% of the common stock. While these provisions of the Certificate and Bylaws of the Company have been established to provide a more cost-efficient method of calling special meetings of stockholders and a more orderly and complete presentation and consideration of stockholder nominations, they could have the effect of discouraging certain stockholder actions or opposition to candidates selected by the Board of Directors and provide incumbent management a greater opportunity to oppose stockholder nominees or hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the common stock is necessary to amend, alter or adopt any provision inconsistent with or repeal any of these provisions.

Removal of Directors

The Certificate of the Company provides that directors may be removed from office only for cause by the affirmative vote of holders of at least 66-2/3% of the common stock. Cause means proof beyond the existence of a reasonable doubt that a director has been convicted of a felony, committed gross negligence or willful misconduct resulting in a material detriment to the Company, or committed a material breach of such director’s fiduciary duty to the Company resulting in a material detriment to the Company. The inability to remove directors except for cause could provide incumbent management with a greater opportunity to oppose hostile actions by stockholders. The affirmative vote of holders of at least 66-2/3% of the common stock is necessary to amend, alter or adopt any provision inconsistent with or repeal this provision.

Amendments to Bylaws

The Company’s Bylaws may be amended by the Board of Directors or stockholders, provided, however that certain provisions can only be amended by the affirmative vote of holders of at least 66-2/3% of the common stock. These provisions relate to special meetings of stockholders, actions by written consent of stockholders, nomination of directors by stockholders, proceedings for the conduct of stockholder’s meetings and the procedures for fixing the number of and electing directors.

Limitation on Liability of Directors

Our certificate provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that this limitation on or exemption from liability is not permitted by the DGCL and any amendments to that law.

The principal effect of the limitation of liability provision is that a stockholder will be unable to prosecute an action for monetary damages against a director unless the stockholder can demonstrate a basis for liability for which indemnification is not available under the DGCL. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. Our certificate does not eliminate our directors’ duty of care. The inclusion of this provision in our certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited us and our stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director’s breach of the duty of care.

Our certificate and bylaws provide that we are required to indemnity and advance expenses to our directors to the fullest extent permitted by law, except in the case of a proceeding instituted by the director without the approval of our board of directors. Our bylaws provide that we are required to indemnify our directors and officers, to the fullest extent permitted by law, for all judgment, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director’s or officer’s positions with us or another entity that the director or the officer serves at our request, subject to various conditions, and to advance funds to our directors and officers to enable them to defend against such proceedings. To receive indemnification, the director or officer must have been successful in the legal proceeding or have acted in good faith and in what was reasonably believed to be a lawful manner in our best interest.

In the opinion of the Securities and Exchange Commission, the indemnification and limitation of liability provisions described above would not eliminate or limit the liability of directors and officers under the federal securities laws.

Classified Board of Directors; Vacancies and Removal of Directors

Our certificate provides that our board of directors may be divided into three classes whose members will serve three-year terms expiring in successive years. Any effort to obtain control of our board of directors by causing the election of a majority of the board of directors may require more time than would be required without a staggered election structure. Vacancies in our board of directors may be filled only by our board of directors. Any director elected to fill a vacancy will hold office for he remainder of the full term of the class of directors in which the vacancy occurred (including a vacancy created by increasing the size of the board) and until such director’s successor shall have been duly elected and qualified. No decrease in the number of directors will shorten the term of any incumbent director. Our bylaws provide that the number of directors shall be fixed and increased or decreased from time to time by resolution of the board of directors.

These provisions may have the effect of slowing or impeding a third party from initiating a proxy contest, making a tender offer or otherwise attempting a change in the membership of our board of directors that would effect a change of control.

Delaware Takeover Statute

Delaware Section 203 is generally applicable to public Delaware corporations absent specific opt-out provisions in the certificate of incorporation and generally provides that, when a person becomes the owner of 15% or more of a corporation’s outstanding voting stock, the corporation may not engage in certain business transactions with such stockholder for a period of three years following the date that such stockholder became an interested stockholder. The prohibition is not applicable, however, if (i) the board has pre-approved the stockholder, (ii) the initial transaction by which the stockholder becomes a 15% owner also causes such holder to become an 85% owner or (iii) the board and two-thirds of the disinterested stockholders approve the business combination.

Item 5.  Interests of Named Experts and Counsel

Not applicable.

Item 6.  Indemnification of Directors and Officers

Under Section 145 of the Delaware General Corporation Law the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act. Article Twelve of the Company’s Certificate of Incorporation grants the Company the power to indemnify its present or former directors, officers, employees and other agents, to the extent permitted by Delaware law.

Article Thirteen of the Company’s Certificate of Incorporation limits the liability of the Company’s directors. It provides that no director of the Company shall be personally liable to the Company or its stockholders for damages for breach of fiduciary duty as a director, except for liability for any breach of the duty of loyalty, for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, or for any transaction from which he derived an improper personal benefit.

In addition, Section 7.8 of the Company’s Bylaws provides that the Company shall, to the maximum extent permitted by law, indemnify each officer and director against expense, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person has served as an officer, agent or director of the Company.

Item 7.  Exemption from Registration Claimed

Not applicable.

Item 8.  Exhibits

Exhibit Number	Description of Exhibit	Incorporated by Reference
4.1	2005 Equity Incentive Plan	Filed as Exhibit 10.1 to the Form 8-K filed on September 21, 2005
5.1	Opinion of Andrews Kurth LLP	Filed herein
23.1	Consent of Berkovits, Lago, & Company, LLP	Filed herein
23.2	Consent of Andrews Kurth LLP	Included in 5.1 herein

Item 9.  Undertakings

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by Sterling pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

2.
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.
That, for purposes of determining any liability under the Securities Act of 1933, each filing of Inyx’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.
That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Company and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 4, 2006.

INYX, INC.

By:	/s/ Jack Kachkar
Jack Kachkar, Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Office	Date

/s/ Jack Kachkar	Chairman, Chief Executive	October 4, 2006
Jack Kachkar	Officer and Director
(Principal Executive Officer)

/s/ David Zinn	Vice President, Finance	October 4, 2006
David Zinn	(Principal Accounting Officer)

/s/ Steven Handley	President and Director	October 4, 2006
Steven Handley

/s/ Douglas Brown	Director	October 4, 2006
Douglas Brown

/s/ Joseph A. Rotmil	Director	October 4, 2006
Joseph A. Rotmil

/s/ Roger G. Harrison	Director	October 4, 2006
Roger G. Harrison

/s/ Peter Littman	Director	October 4, 2006
Peter Littman

/s/ Colin Hunter	Executive Vice President and Director	October 4, 2006
Colin Hunter